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                     -------------------------------


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)*


                        MACE SECURITY INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   554-335-109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                             David Alan Miller, Esq.
                            Graubard Mollen & Miller
                                600 Third Avenue
                          New York, New York 10016-2097
                            Telephone: (212) 818-8800
--------------------------------------------------------------------------------
   Name, Address and Telephone Number of Persons Authorized to Receive Notices
                               and Communications)


                                December 30, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box . |_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 9 Pages

                                  SCHEDULE 13D

CUSIP No.  554-335-109                                      Page 2 of 9 Pages
--------------------------------                        ------------------------
--------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                   Nagelberg Family Trust, David and Bette Nagelberg, Trustees UA DTD September 24, 1997
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                     (a) |_|
                                                                     (b) |_|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS (SEE INSTRUCTIONS)

                   PF
--------------------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
--------------------------------------------------------------------------------
                    |        7        SOLE VOTING POWER
                    |
                    |                          0 Shares
         NUMBER OF  |-----------------------------------------------------------
          SHARES    |        8        SHARED VOTING POWER
       BENEFICIALLY |
         OWNED BY   |                    695,375 Shares
           EACH     |-----------------------------------------------------------
         REPORTING  |        9        SOLE DISPOSITIVE POWER
          PERSON    |
           WITH     |                          0 Shares
                    |-----------------------------------------------------------
                    |        10       SHARED DISPOSITIVE POWER
                    |
                    |                    695,375 Shares
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   695,375 Shares
--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   9.8%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                   OO -- See Item 2
--------------------------------------------------------------------------------

CUSIP No.  554-335-109                                     Page 3 of 9 Pages
---------------------------                         ----------------------------
--------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                   David S. Nagelberg
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                     (a) |_|
                                                                     (b) |_|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS (SEE INSTRUCTIONS)

                   PF
--------------------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
--------------------------------------------------------------------------------
                    |        7        SOLE VOTING POWER
                    |
                    |                          0 Shares
         NUMBER OF  |-----------------------------------------------------------
          SHARES    |        8        SHARED VOTING POWER
       BENEFICIALLY |
         OWNED BY   |                    695,375 Shares
           EACH     |-----------------------------------------------------------
         REPORTING  |        9        SOLE DISPOSITIVE POWER
          PERSON    |
           WITH     |                          0 Shares
                    |-----------------------------------------------------------
                    |        10       SHARED DISPOSITIVE POWER
                    |
                    |                    695,375 Shares
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   695,375 Shares
--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   9.8%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                   IN
--------------------------------------------------------------------------------

CUSIP No.  554-335-109                                      Page 4 of 9 Pages
--------------------------------                        ------------------------
--------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                   Bette Nagelberg
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                     (a) |_|
                                                                     (b) |_|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS (SEE INSTRUCTIONS)

                   PF
--------------------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
--------------------------------------------------------------------------------
                    |        7        SOLE VOTING POWER
                    |
                    |                          0 Shares
         NUMBER OF  |-----------------------------------------------------------
          SHARES    |        8        SHARED VOTING POWER
       BENEFICIALLY |
         OWNED BY   |                    695,375 Shares
           EACH     |-----------------------------------------------------------
         REPORTING  |        9        SOLE DISPOSITIVE POWER
          PERSON    |
           WITH     |                          0 Shares
                    |-----------------------------------------------------------
                    |        10       SHARED DISPOSITIVE POWER
                    |
                    |                    695,375 Shares
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   695,375 Shares
--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   9.8%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                   IN
--------------------------------------------------------------------------------

CUSIP No.  554-335-109                                     Page 5 of 9 Pages
---------------------------                              -----------------------


Item 1.           Security and Issuer

                  The class of equity securities to which this statement relates is the common stock, par value $.01 per share, of Mace Security International, Inc. (the "Issuer"), a Delaware corporation, whose principal executive offices are located at 160 Benmont Avenue, Bennington, Vermont 05201 (the "Common Stock").

                  The percentages of beneficial ownership reflected in this statement are based upon 7,081,666 shares of Common Stock outstanding at September 30, 1997, which number has been obtained from the Issuer's filings with the Securities and Exchange Commission.

Item 2.           Identity and Background

                  (a)      Name:  This statement is filed on behalf of

                    (i) Nagelberg Family Trust, David and Bette Nagelberg, Trustees under agreement dated September 24, 1997 ("Trust");

                    (ii) David S. Nagelberg, as a trustee of the Trust; and

                    (iii) Bette Nagelberg, as a trustee of the Trust.

                  David S. Nagelberg and Bette Nagelberg are husband and wife.

                  (b) Business Address: The Trust, David S. Nagelberg and Bette Nagelberg each has a business address of c/o M.H. Meyerson & Co., Inc., P.O. Box 2142, Rancho Santa Fe, California 92067.

                  (c) Principal Business: David S. Nagelberg is principally engaged in the investment banking business for M.H. Meyerson & Co., Inc. ("Meyerson"), an investment banking firm with its offices at 525 Washington Boulevard, 34th Floor, Jersey City, New Jersey 07310. Bette Nagelberg is a private investor.

                  (d) During the last five years, none of the Trust, David S. Nagelberg or Bette Nagelberg has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, none of the Trust, David S. Nagelberg or Bette Nagelberg has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order against it, him or her enjoining it, him or her from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Each of David S. Nagelberg and Bette Nagelberg is a citizen of the United States.

CUSIP No.  554-335-109                                      Page 6 of 9 Pages
-----------------------------                           ------------------------



Item 3.           Source and Amount of Funds or Other Consideration

                  David Nagelberg and Bette Nagelberg used personal funds to fund the purchase of all of the shares of Common Stock by the Trust described below in Item 5(c).

Item 4.           Purpose of Transactions

                  The Trust has acquired the securities specified in Item 5(c) of this Schedule 13D in order to obtain an equity position in the Issuer for investment purposes. The Trust, David S. Nagelberg and Bette Nagelberg may
acquire or dispose of additional shares of the Issuer, but do not presently intend to do so, although this intention may change depending upon market conditions. None of the Trust, David S. Nagelberg or Bette Nagelberg has any present plans that relate to or would result in: an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or any action similar to the above.

Item 5.           Interest in Securities of the Issuer

                  (a) The Trust directly owns 695,375 shares of Common Stock, constituting approximately 9.8% of the shares of Common Stock outstanding as of September 30, 1997.

                  (b) David S. Nagelberg and Bette Nagelberg, as Trustees of the Trust, may be deemed to share voting and dispositive power over the 695,375 shares of Common Stock held by the Trust.

                  (c) On December 30, 1997, the Trust purchased 500,000 shares of Common Stock at a price of $.60 per share from Robert Gould in a private transaction. On December 31, 1997, the Trust purchased (i) 70,375 shares of Common Stock at a price of $.60 per share from Phyllis Gould in a private transaction and (ii) 125,000 shares of Common Stock at a price of $.60 per share from Jon E. Goodrich in a private transaction.

                  (d) David S. Nagelberg and Bette Nagelberg may be deemed to share the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the 695,375 shares of Common Stock held by the Trust.

CUSIP No.  554-335-109                                      Page 7 of 9 Pages
-----------------------------                             ----------------------


                  (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

                  Joint Filing Agreement

Item 7.           Material to be Filed as Exhibits

                  Exhibit 99.1 -- Joint Filing Agreement


           The balance of this page has been left blank intentionally.

CUSIP No.  554-335-109                                       Page 8 of 9 Pages
---------------------------                               ----------------------


                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 13, 1997



                                                     /s/ David S. Nagelberg
                                                  ----------------------------
                                                     David S. Nagelberg


                                                     /s/ Bette Nagelberg
                                                  ----------------------------
                                                     Bette Nagelberg


                                           NAGELBERG FAMILY TRUST
                                           David and Bette Nagelberg, Trustees
                                           UA DTD September 24, 1997

                                                 By: /s/ David S. Nagelberg
                                             ---------------------------------
                                                David S. Nagelberg, Trustee


                                                 By: /s/ Bette Nagelberg
                                             ---------------------------------
                                                 Bette Nagelberg, Trustee